Exhibit 99.1

Saifun Semiconductors Ltd. Launches Proposed Public Offering

Netanya – March 23, 2006 – Saifun Semiconductors Ltd. (Nasdaq: SFUN) announced today that it has updated the registration statement that it filed with the U.S. Securities and Exchange Commission on March 8, 2005 to provide for a proposed registered offering of 340,000 ordinary shares by the company and an additional 3,480,148 ordinary shares by certain selling shareholders of the company. The selling shareholders have granted the underwriters a 30-day option to purchase from certain selling shareholders an additional 573,022 ordinary shares.

Lehman Brothers Inc. is acting as sole book-running manager, Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. are acting as joint-lead managers and CIBC World Markets, William Blair & Company, Raymond James and WR Hambrecht + Co are acting as co-managers.

Copies of the preliminary prospectus relating to the offering may be obtained from Lehman Brothers Inc., c/o ADP Financial Services, Prospectus Fulfillment, 1155 Long Island Avenue, Edgewood, New York 11717, by email: monica_castillo@adp.com, or fax (631) 254-7268, or Citigroup Global Markets Inc., 140 58th Street, 8th floor, Brooklyn, NY 11220, by phone (718) 765-6732, or Deutsche Bank Securities Inc. at 1251 Avenue of the Americas, 25th Floor, New York, New York 10005, by email: prospectusrequest@list.db.com, or fax (212) 468-5333.

Saifun provides intellectual property solutions for the non-volatile memory (NVM) market. The company licenses its Saifun NROM® technology to semiconductor manufacturers who use this technology to develop and manufacture a variety of stand-alone and embedded NVM products.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or a solicitation of an offer to buy ordinary shares of Saifun, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Saifun Semiconductors Contact:
Marsha Shalvi
+972-9-892-8450
marshas@saifun.com

Investor Relations Contact:
Jeff Corbin/Lee Roth
KCSA Worldwide
212-896-1214/212-896-1209
jcorbin@kcsa.com/lroth@kcsa.com

Safe Harbor Statement

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the company’s plans, objectives and expectations for future operations and are based upon management’s current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. For a discussion of such risks and uncertainties, see “Risk Factors” as described in the Company’s final prospectus filed on November 9, 2005 with the U.S. Securities and Exchange Commission in connection with the company’s initial public offering. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.